CADBURY SCHWEPPES PLC
ADDITIONAL LISTING

A block listing application has been made for 700,000 ordinary shares of 12.5p each in the Company to be admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

The shares will be issued pursuant to the exercise of options granted under the following scheme:

Scheme	No. of Shares
Share Option Plan (New Issue) 2004	700,000

J M Mills
Director of Group Secretariat

14 April 2008